Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2021 FINANCIAL RESULTS

ATHENS, Greece, July 30, 2021 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the second quarter ended June 30, 2021.

Highlights

	Three-month periods ended June 30,
	2021	2020	Increase
Revenues	$39.8 million	$36.6 million	9%
Expenses	$25.6 million	$22.7 million	13%
Net Income	$35.4 million	$8.7 million	307%
Net Income per common unit	$1.89	$0.46	311%

•	Operating Surplus[1] and Operating Surplus after the quarterly allocation to the capital reserve for the second quarter of 2021 were $23.5 million and $15.2 million, respectively.

•	Announced common unit distribution of $0.10 for the second quarter of 2021.

•	Repurchased 331,214 of the Partnership’s common units during the six months ended June 30, 2021, at an average cost of $11.65 per unit.

•	Delivered the M/V ‘CMA CGM Magdalena’ to its new owners on May 17, 2021.

[1]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Overview of Second Quarter 2021 Results

Net income for the quarter ended June 30, 2021 was $35.4 million, compared with net income of $8.7 million for the second quarter of 2020. Net income for the second quarter of 2021 includes a gain on sale of $25.4 million from the sale of the M/V ‘CMA CGM Magdalena’ in May 2021. After taking into account the interest attributable to the general partner, net income per common unit for the quarter ended June 30, 2021 was $1.89 (or $0.53, if the gain from the sale of M/V ‘CMA CGM Magdalena’ is excluded), compared to net income per common unit of $0.46 for the second quarter of 2020.

Total revenue was $39.8 million for the quarter ended June 30, 2021, compared to $36.6 million during the second quarter of 2020. The increase in revenue was primarily attributable to the increase in the size of our fleet following the acquisition of three 5,100 TEU containers in February 2021 and the decrease in the net amortization of time charters acquired together with certain of our vessels. The increase was partly set off by the decrease in the average daily charter rate earned by the vessels in our fleet and the sale of the M/V ‘CMA CGM Magdalena’ in May 2021.

Total expenses for the quarter ended June 30, 2021 were $25.6 million, compared to $22.7 million in the second quarter of 2020. Voyage expenses for the quarter ended June 30, 2021 increased to $2.2 million, compared to $1.3 million in the second quarter of 2020, as one of the vessels in our fleet was employed under voyage charters compared to none during the respective period in 2020. Total vessel operating expenses during the second quarter of 2021 amounted to $11.7 million, compared to $9.0 million during the second quarter of 2020. The increase in vessel operating expenses was mainly due to the increase in the size of our fleet following the acquisition of the three 5,100 TEU container vessels in February 2021, partly offset by the sale of the M/V ‘CMA CGM Magdalena’ in May 2021. Total expenses for the second quarter of 2021 also included vessel depreciation and amortization of $10.1 million, compared to $10.5 million in the second quarter of 2020. The decrease in depreciation and amortization during the second quarter of 2021 was mainly attributable to the classification of the vessels M/V ‘CMA CGM Magdalena’ and M/V ‘Adonis’ as vessels held for sale upon entering into a memorandum of agreement for their sale partly offset by the increase by the acquisition of the three 5,100 TEU container vessels in February 2021. General and administrative expenses for the second quarter of 2021 amounted to $1.7 million as compared to $1.8 million in the second quarter of 2020.

Total other expense, net for the quarter ended June 30, 2021 was $4.2 million compared to $5.3 million for the second quarter of 2020. Total other expense, net includes interest expense and finance costs of $4.2 million for the second quarter of 2021, as compared to $5.2 million for the second quarter of 2020. The decrease in interest expense and finance costs was attributable to the decrease in the LIBOR weighted average interest rate compared to the second quarter of 2020.

Capitalization of the Partnership

As of June 30, 2021, total cash amounted to $112.2 million. Total cash includes restricted cash of $8.0 million which represents the minimum liquidity requirement under our financing arrangements.

As of June 30, 2021, total partners’ capital amounted to $461.7 million, an increase of $39.6 million compared to $422.1 million as of December 31, 2020. The increase reflects net income for the six months ended June 30, 2021 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in the total amount of $3.8 million and the repurchase of Partnership’s common units for an aggregate amount of $3.9 million.

As of June 30, 2021, the Partnership’s total debt was $347.6 million, reflecting a decrease of $32.1 million compared to $379.7 million as of December 31, 2020. The decrease is attributable to the sale of the M/V ‘CMA CGM Magdalena’ in May 2021 and the respective debt repayment under the respective financing arrangement in the total amount of $49.6 million and to scheduled principal payments of $18.5 million during the period, partly offset by the sale and lease back transaction for an amount of $30.0 million in aggregate and the sellers’ credit agreement with Capital Maritime & Trading Corp. in the amount of $6.0 million in connection with the acquisition of three 5,100 TEU container vessels in February 2021.

Operating Surplus

Operating surplus for the quarter ended June 30, 2021 amounted to $23.5 million, compared to $24.5 million for the previous quarter ended March 31, 2021 and $25.5 million for the second quarter of 2020. We allocated $8.3 million to the capital reserve for the second quarter of 2021, a decrease of $1.8 million compared to the previous quarter due to the decreased debt amortization resulting from the sale of the M/V ‘CMA CGM Magdalena’ in May 2021. Operating surplus for the quarter ended June 30, 2021, after the quarterly allocation to the capital reserve was $15.2 million.

Sale of the M/V ‘CMA CGM Magdalena’

On May 17, 2021, the Partnership concluded the sale of the M/V ‘CMA CGM Magdalena’ (115,639 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2016, Daewoo-Mangalia Heavy Industries S.A.) and the vessel was delivered to its new owners, generating gross proceeds from the sale of approximately $49.4 million after repaying outstanding debt. The Partnership recorded an accounting gain on the sale of the vessel in the amount of $25.4 million. Although the vessel was recognized in the Partnership’s books at an acquisition cost of $88.5 million, the cash consideration paid for the acquisition of the vessel in 2016 was $81.5 million, where the difference represented the value allocated at the time to the specific vessel for resetting the partnership’s Incentive Distribution Rights adjusted by the value of the above market acquired charter.

COVID-19

We continue to monitor the impact of COVID-19 on the Partnership’s financial condition and operations and on the container industry in general. The various travel restrictions, health protocols and changing quarantine regimes in the countries in which we operate have so far translated into, among other things, increased costs and off hire related to crewing, crew rotation and crew related expenses, higher forwarding expenses and longer lead times to delivery, as well as increased dry-docking duration and costs. While it is not always possible to distinguish incremental costs or off-hire associated with the impact of COVID-19 on our operations, we estimate that for the second quarter of 2021, incremental operating and/or voyage costs associated with COVID-19 were approximately $0.2 million.

The actual impact of the COVID-19 pandemic in the longer run, as well as the extent of any measures we take in response to the challenges presented by it, as described in our previous releases, will depend on how the pandemic will continue to develop, the distribution of vaccines, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade. Currently, the container charter market is benefiting from the impact of COVID-19 on the global trade logistics chain (see also Market Commentary Update below).

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are pleased to see the continued strong financial performance of the Partnership during the second quarter of 2021 compared to the same period last year. The improved performance reflects in part the favorable underlying container chartering market dynamics, but importantly also the increased fleet size of the Partnership.

“As previously announced, we have taken advantage of the extraordinary container market to sell two of our container vessels at prices substantially higher than the cash prices paid for these vessels five to six years ago. This gives us an opportunity to pursue our objectives at a grander scale: first, to continue to grow our fleet with modern vessels that provide cash flow visibility, second to continue to return capital to our unitholders and last but not least to set the basis for a fleet renewal program that will help reduce the Partnership’s environmental footprint, as ESG considerations and especially vessel trading emissions come to the forefront in our industry.”

Unit Repurchase Program

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the Partnership’s common unit, effective for a period of two years. As of June 30, 2021, the Partnership repurchased 331,214 common units since the launching of the unit repurchase plan on February 19, 2021, at an average cost of $11.65 per unit.

Quarterly Common Unit Cash Distribution

On July 21, 2021, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.10 per common unit for the second quarter of 2021 payable on August 10, 2021 to common unit holders of record on August 3, 2021.

Market Commentary Update

The second quarter of 2021 saw further increases in container charter rates with continuous positive momentum building up beyond the second quarter of 2021. The supply of available vessels continues to be very restricted at this point – especially for panamax size and larger vessels – thus creating upward pressure on rates, while longer charter durations are being offered by charterers in order to incentivize owners to fix. Container volume growth remains high, especially on the transpacific trade, where volumes were up by approximately 45% during the first five months of the year compared to the same period a year ago. Overall, the COVID-19 pandemic continues to induce increased demand for containerized goods and the associated inventory replenishment, while logistics chain bottlenecks continue to persist around the globe further restricting the supply of vessels.

As a result, analysts expect container vessel demand to grow by 6.6% in 2021. At the same time, the strength of the container chartering market resulted in the container vessel orderbook approximately doubling within less than 12 months, standing at around 20% of current fleet TEU capacity by mid-July 2021. As of quarter end, slippage including cancellations of newbuilding container vessels stood at 22.0% in TEU compared to 40% at the end of the second quarter of 2020. Supply growth for 2021 is estimated at 4.5% and it is expected to decrease to 2.6% in 2022 before a heavier delivery schedule in 2023.

Conference Call and Webcast

Today, July 30, 2021, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(877)-553-9962 (U.S. Toll Free Dial In), 0(808)238-0669 (UK Toll Free Dial In) or +44 (0)2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. The audio replay of the conference call will remain available until Friday, August 6, 2021.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 16 vessels, including 12 Neo-Panamax and three Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchase, market and charter rate expectations, and, in particular, the effects of COVID-19 on financial condition and operations of CPLP and the container industry in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three - month periods ended June 30,		For the six - month periods ended June 30,
	2021	2020	2021	2020
Revenues	39,823	36,570	77,966	70,257
Total revenues	39,823	36,570	77,966	70,257
Expenses:
Voyage expenses	2,198	1,317	4,437	2,519
Vessel operating expenses	10,352	7,794	18,287	16,523
Vessel operating expenses—related parties	1,320	1,253	2,602	2,441
General and administrative expenses	1,709	1,818	3,360	3,607
Gain on sale of vessel	(25,384)	—	(25,384)	—
Vessel depreciation and amortization	10,067	10,471	21,147	20,102
Operating income	39,561	13,917	53,517	25,065
Other income / (expense), net:
Interest expense and finance cost	(4,197)	(5,175)	(7,577)	(9,847)
Other income / (expense)	39	(86)	342	112
Total other expense, net	(4,158)	(5,261)	(7,235)	(9,735)
Partnership’s net income	35,403	8,656	46,282	15,330
General Partner’s interest in Partnership’s net income	655	159	856	282
Common unit holders’ interest in Partnership’s net income	34,748	8,497	45,426	15,048
Net income per:
Common unit, basic and diluted	1.89	0.46	2.46	0.81
Weighted-average units outstanding:
Common units, basic and diluted	17,995,522	18,194,142	18,086,778	18,194,142

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets
Current assets	As of June 30, 2021	As of December 31, 2020
Cash and cash equivalents	104,188	47,336
Trade accounts receivable	3,501	2,855
Due from related parties	1,419	—
Prepayments and other assets	3,183	3,314
Inventories	3,368	3,528
Claims	776	746
Assets held for sale	72,865	—

Total current assets	189,300	57,779

Fixed assets
Vessels, net	602,186	712,197

Total fixed assets	602,186	712,197

Other non-current assets
Above market acquired charters	30,383	34,579
Deferred charges, net	4,268	6,001
Restricted cash	8,000	7,000
Prepayments and other assets	4,255	4,642

Total non-current assets	649,092	764,419

Total assets	838,392	822,198

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	31,884	35,810
Trade accounts payable	7,428	9,029
Due to related parties	300	3,257
Accrued liabilities	12,073	10,689
Deferred revenue	2,063	2,821
Liability associated with vessel held for sale	46,740	—

Total current liabilities	100,488	61,606

Long-term liabilities
Long-term debt, net	264,499	338,514
Below market acquired charters	11,678	—

Total long-term liabilities	276,177	338,514

Total liabilities	376,665	400,120

Commitments and contingencies

Total partners’ capital	461,727	422,078

Total liabilities and partners’ capital	838,392	822,198

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six- month periods ended June 30,
	2021	2020
Cash flows from operating activities:
Net income	46,282	15,330
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	21,147	20,102
Amortization and write-off of deferred financing costs	1,533	2,306
Amortization / accretion of above / below market acquired charters	3,217	7,147
Gain on sale of vessel	(25,384)	—
Equity compensation expense	1,013	1,019
Changes in operating assets and liabilities:
Trade accounts receivable	(646)	(412)
Prepayments and other assets	518	754
Due from related parties	(1,419)	—
Insurance claims	(30)	377
Inventories	(69)	(897)
Trade accounts payable	(587)	2,894
Due to related parties	(2,957)	(1,493)
Accrued liabilities	154	1,681
Deferred revenue	(758)	(511)
Dry-docking costs paid	(13)	(2,331)
Net cash provided by operating activities	42,001	45,966
Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements	(36,266)	(174,968)
Proceeds from sale of vessel, net	98,503	—
Net cash provided by / (used in) investing activities	62,237	(174,968)
Cash flows from financing activities:
Proceeds from long-term debt	30,030	270,850
Deferred financing costs paid	(653)	(3,007)
Payments of long-term debt	(68,117)	(134,968)
Repurchase of common units	(3,868)	—
Dividends paid	(3,778)	(13,281)
Net cash (used in) / provided by financing activities	(46,386)	119,594
Net increase / (decrease) in cash, cash equivalents and restricted cash	57,852	(9,408)
Cash, cash equivalents and restricted cash at beginning of period	54,336	63,464
Cash, cash equivalents and restricted cash at end of period	112,188	54,056
Supplemental cash flow information
Cash paid for interest	5,911	9,708
Non-Cash Investing and Financing Activities
Seller’s credit agreement	6,000	—
Capital expenditures included in liabilities	1,221	12,917
Capitalized dry-docking costs included in liabilities	1,636	4,180
Deferred financing costs included in liabilities	—	1,712
Expenses for sale of vessel included in liabilities	1,521	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	104,188	39,156
Restricted cash - current assets	—	7,900
Restricted cash - non-current assets	8,000	7,000
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	112,188	54,056

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, sale of vessel result, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended June 30, 2021	For the three-month period ended March 31, 2021	For the three-month period ended June 30, 2020
Partnership’s net income	35,403	10,879	8,656

Adjustments to reconcile net income to operating surplus prior to Capital Reserve
Depreciation and amortization[1]	11,742	11,954	12,930
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	1,718	1,651	3,919
Gain on sale of vessel	(25,384)	—	—

Operating Surplus prior to capital reserve	23,479	24,484	25,505

Capital reserve	(8,271)	(10,128)	(9,302)

Operating Surplus after capital reserve	15,208	14,356	16,203

Increase in recommended reserves	(13,344)	(12,472)	(14,306)

Available Cash	1,864	1,884	1,897

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.